SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 22, 2023

I.            Date, Time and Place: March 22, 2023, at 10 a.m., exclusively in digital form, deemed to be held at the headquarters of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Entrance 3, at the Board of Directors’ Meeting Room, Jardim Aeroporto, ZIP Code 04626-020, in the city and State of São Paulo.

II.          Call Notice and Attendance: The call was made pursuant to the Company's Bylaws ("Bylaws"), with the majority of the members of the Company's Board of Directors attending: Marcela de Paiva Bomfim Teixeira, Paulo Sergio Kakinoff, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

III.       Chair: Ms. Marcela de Paiva Bomfim Teixeira chaired the meeting and invited Ms Renata Domingues da Fonseca Guinesi to act as secretary.

IV.         Agenda: To resolve on: (i) the ratification of the incorporation of Smiles Fidelidade S.A., a subsidiary of Gol Linhas Aéreas S.A.; (ii) the content of the Management Proposal regarding the Company’s Extraordinary Shareholders’ Meeting; (iii) the call for the Company's Extraordinary Shareholders’ Meeting, pursuant to the Management’s Proposal indicated on item (ii) of this Agenda; and (iv) the authorization to the Company’s Executive Officers to practice any and all acts for the consummation of the matters set forth on this Agenda.

V.           Deliberations: The members of the Board of Directors, in their entirety, had put under discussion the matters of the Agenda and approved, by unanimous votes, without any restrictions or reservations:

(i)	the ratification of the incorporation by Gol Linhas Aéreas S.A., a closed corporation, enrolled with the CNPJ/MF under No. 07.575.651/0001-59, with its headquarters located in the city of Rio de Janeiro, State of Rio de Janeiro, at. Praça Senador Salgado Filho, S/N, Santos Dumont Airport, térreo, public area, between axes 46-48/O-P, Back Office Management Room, ZIP Code 20021-340, of Smiles Fidelidade S.A., closed corporation, enrolled with the CNPJ/MF under No. 48.946.987/0001-68, with its headquarters located in the city of São Paulo, State of São Paulo, at Praça Comandante Linneu Gomes, S/N, Entrance 3, at the Board of Directors’ Meeting Room, Jardim Aeroporto, ZIP Code 04626-020;

(ii)	the content of the Management Proposal regarding the Company’s Extraordinary Shareholders’ Meeting;

(iii)	the call for the Company’s Extraordinary Shareholders’ Meeting, whose call notices will be published in the manner and within the period established by law, to resolve on (a) to amend article 5, caput, of the Company’s bylaws in order to reflect the Company's current capital stock, considering the changes approved by the Company’s Board of Directors;

(b) the amendment of article 6, caput, of the Company’s bylaws in order to increase of the Company’s authorized capital; (c) the consolidation of the Company’s bylaws; and (d) the conversion of senior secured notes due 2028 issued by Gol Finance, held by Abra Group Limited, into exchangeable senior notes due 2028, issued by Gol Equity Finance, in the amount of up to US$ 1.4 billion, which underlying warrants will be opportunely issued by the Company, considering the preemptive rights of the shareholders, within the scope of the transaction disclosed to the market on March 3, 2023 and for the purposes of art. 4, caput, item IV, and paragraph 4, of CVM Resolution No. 77, of March 29, 2022.

(iv)	the authorization to the Company’s Executive Officers to practice any and all acts for the consummation of the matters set forth on the items above.

VI.        Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by the those present.

VII.      Signatures: Chair: Marcela de Paiva Bomfim Teixeira; Secretary, Ms Renata Domingues da Fonseca Guinesi; Members of the Board of Directors present: Marcela de Paiva Bomfim Teixeira, Paulo Sergio Kakinoff, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, March 22, 2023.

Marcela de Paiva Bomfim Teixeira	Renata Domingues da Fonseca Guinesi
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer